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                                                                    Exhibit G-20


CenterPoint Energy Ratings affirmed, Off Watch; Outlook Stable

PUBLICATION DATE: 04-Mar-2003

ANALYST(S):       Cheryl E Richer, New York (1) 212-438-2084

CREDIT RATING:    BBB/Stable/NR

Rationale

On March 4, 2003, Standard & Poor's affirmed its ratings on CenterPoint Energy Inc. (formerly Reliant Energy Inc.) and its subsidiaries CENTERPOINT ENERGY HOUSTON ELECTRIC LLC (CEHE) AND CENTERPOINT ENERGY RESOURCES CORP. (CERC) and removed them from CreditWatch with negative implications. The outlook for all entities is stable.

         Houston, Texas-based CenterPoint has total debt and trust-preferred securities outstanding of about $12 billion. The company provides domestic energy delivery that includes electric transmission and distribution, natural gas distribution and sales, interstate pipeline and gathering operations, and more than 14,000 MW of power generation in Texas. As per electricity restructuring in Texas, CenterPoint's 81% ownership in electric generation (Texas Genco) is expected to be sold in early 2004.

         The ratings affirmation reflects CenterPoint's successful negotiation of an amendment to its existing $3.85 billion credit facility. Importantly, the amendment extends the loan maturity to June 2005 (from October 2003) and eliminates $1.2 billion in mandatory prepayments that would have been required this year; the first $600 million had been scheduled on Feb. 28, 2003. As a consequence, the overhang of substantial refinancing risk has been eliminated. Other features of the loan include a reduction in the quarterly dividend to 10 cents per share from 16 cents per share the previous quarter, the intent to pledge the 81% of the Texas Genco stock as security for the bank facility (pending SEC approval), and the provision of up to 10% of CenterPoint common stock via the issuance of the warrants as an incentive for the company to access the capital markets to reduce the facility's size.

         CenterPoint has a low business risk profile. Texas electric operations are supported by a very supportive regulatory environment, lack of an electricity supply function/commodity risk, and continued moderate growth in its service territory. These factors are mitigated by volume volatility due to weather. Gas operations are diversified and purchased gas adjustment clauses in all six jurisdictions mitigate commodity risk.

         Consolidated debt will remain high until 2004/2005, when the Texas generation assets are sold, and proceeds are received from the securitization of stranded costs associated with the generation assets. Standard & Poor's expects that CenterPoint will recover its investment in plant costs as allowed by Texas law. In total, funds received are expected to exceed $5 billion from the




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sale of Texas Genco and securitization of any stranded costs. In addition to high debt leverage, CenterPoint has incurred high financing costs resulting from a confluence of events, including the delayed spin-off of Reliant Resources Inc., which ultimately occurred in September 2002, material size of the required refinancings, and the sharp contraction in liquidity in the capital and bank markets over the past year. Furthermore, debt terms had been conspicuously mismatched with cash flow, given the unique circumstances regarding the Texas Genco sale. Accordingly, in November 2002, CEHE entered into a three-year $1.3 billion term loan at the high rate of LIBOR plus 9.75%, which negatively affects financial protection measures. CenterPoint pays slightly less than 6% on its $3.85 billion bank loan, which is tied to LIBOR and additionally reflects the company's credit rating. Thus, in the near term, cash flow interest coverage is expected to remain below 2x as opposed to reaching 4x after securitization.

Liquidity.

Standard & Poor's views the creditworthiness and liquidity of CenterPoint and its subsidiaries on a consolidated basis. The revised terms of the $3.85 billion bank loan should substantially enhance CenterPoint's ability to efficiently access the capital markets by providing financial stability during the transition period to 2005, by which time the company expects to recover its investment in generating assets and return to a debt level more typical for a regulated utility. Standard & Poor's believes that CenterPoint has sufficient liquidity to meet its consolidated working capital needs. CenterPoint has been keeping cash on hand for working capital needs, mainly to finance any increased inventories or higher-cost gas purchases at CERC during the winter heating season. Establishment of additional revolving credit facilities would serve to further bolster liquidity. CEHE has received a commitment from Citigroup for a $350 million bridge facility to address an upcoming maturity.

Outlook

The stable outlook indicates that CenterPoint will maintain its current rating over the medium term despite positive trends and interim challenges. The company must successfully execute the Texas Genco sale and the sale of stranded-asset securitization bonds to meet bank loan maturities at CenterPoint and the collateralized term loan maturity at CEHE. The proceeds from selling Texas Genco are expected to be used to pay down debt, resulting in a sharp improvement in financial ratios over 2005/2006. Some unquantifiable risk remains due to lawsuits that have been lodged against joint directors of CenterPoint and Reliant Resources. Although Reliant Resources has indemnified CenterPoint against such claims, its weakened creditworthiness could render Reliant Resources unable to step up to these obligations in the future. As a result, such claims remain contingent liabilities for CenterPoint.

Ratings List

CenterPoint Energy Inc.                     To                From
      Corp credit rating                    BBB/Stable/--     BBB/Watch Neg/--
      Senior unsecured debt                 BBB-              BBB-/Watch Neg
      Subordinated debt                     BBB-              BBB-/Watch Neg
      Preferred stock                       BB+               BB+/Watch Neg


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CenterPoint Energy Houston Electric LLC
         Corp credit rating                 BBB/Stable/--     BBB/Watch Neg/--
         Senior secured debt                BBB               BBB/Watch Neg

CenterPoint Energy Resources Corp.
         Corp credit rating                 BBB/Stable/--     BBB/Watch Neg/--
         Senior unsecured debt              BBB               BBB/Watch Neg
         Subordinated debt                  BBB-              BBB-/Watch Neg
         Preferred stock                    BB+/              BB+/Watch Neg



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